

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 21, 2009

<u>Via Facsimile and U.S. Mail</u>

Michael Rouse
Chief Executive Officer
Turbine Truck Engines, Inc.
917 Biscayne Boulevard Suite 6
Deland, Florida 32724

> **Re: Turbine Truck Engines, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 333-109118**

Dear Mr. Rouse:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 18

1.	We note that your financial statements have been audited by Pender Newkirk & Company <u>LLP</u>. If true, please confirm that this is the same firm that is registered with PCAOB as Pender Newkirk & Company <u>CPAs</u>. In future filings please have your accountants sign their name exactly as registered with the PCAOB.

Note 11 – Convertible Note Payable, page 45

2.	We note the disclosure that you are presenting your debenture payable to Golden Gate and your note receivable from Golden Gate on a net basis in your balance sheet because you have the legal right to offset.

	• Please provide us with a summary of the applicable terms of your agreement with Golden Gate that provide that right of offset.

	• Tell us how you have considered the guidance in paragraphs 210-20-45-1 through 45-5 of the FASB Accounting Standards Codification, which discusses the conditions that must be met for a right of offset to exist.

3.	In addition, please discuss your conclusions regarding the amounts for which the company would be held liable under the debenture payable and its rights to receive any amounts of the note receivable issued pursuant to the agreement in the event of bankruptcy.

4.	We note your disclosures that you have determined the embedded conversion feature should be classified as equity based on the fact that your CEO and majority shareholder has the ability to increase the authorized shares to a level that would maintain the net share settlement of any potential conversion within the company's control.

	• As we note from your disclosures on page 53 that your CEO and majority shareholder only owns 42% of your outstanding common shares, please describe to us the arrangements that grant your CEO and majority shareholder the ability to increase the authorized shares and what steps would be required to formally increase the authorized shares. For example, clarify whether such an increase would require shareholder approval.

	• Discuss how, in reaching your conclusion on equity classification of the embedded conversion feature, you considered the guidance in FASB Accounting Standards Codification 815-40-25-19 through 24.

5.	We note that you have identified certain features of the convertible debenture that may be embedded derivatives, including the embedded conversion feature, default payment of 150% of the outstanding principal balance in the event you fail to maintain timely filings and the interest rate adjustment feature. It appears that you have separately valued each of these derivatives. Please tell us how your valuation of these derivatives complies with FASB Accounting Standards Codification 815-15-25-7 through 10, which provides guidance on the accounting for multiple derivative features embedded in a single hybrid instrument.

6.   In addition to the features identified in your disclosures, it appears that your convertible debenture also contains other features that could be embedded derivatives, including a redemption feature and various put features. Explain to us how you have applied the guidance in FASB Accounting Standards Codification 815-40 in evaluating whether the various features of your convertible debenture are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under FASB ASC 815-15. Please specifically address your accounting for the following features:

- Redemption feature, whereby if the holder elects to convert and the volume weighted average price is below an established floor price, you have the right to prepay the amount the holder wants to convert, plus any accrued and unpaid interest, at 150% of such amount. Refer to FASB ASC 815-25-40 through 43.

- Upon the occurrence of certain capital events, including a reorganization of capital, a consolidation or merger, or a sale or disposition of all or substantially all of your property, assets or business, you could be required to redeem the notes at 150% of the principal amount. Refer to FASB ASC 815-25-40 through 43.

- Upon the occurrence of certain events of default, including default in payment of principal and interest, making false or misleading statements in representations and warranties or covenants, bankruptcy, etc., you could be required to redeem the notes at 150% of the principal amount. Refer to FASB ASC 815-25-40 through 43.

    Please also refer to the guidance in FASB ASC 815-15-30.

Item 9A(T). Controls and Procedures, page 49

7.   We note that you concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective. To the extent you have identified any material weaknesses in your internal controls over financial reporting, please tell us and revise future filings to disclose the nature of the material weakness and any compensating actions management has taken to ensure that your financial statements are not materially misstated.

Exhibit 31.1 and 31.2

8.   We note that Michael Rouse signed your Exhibit 31.1 certification as your Principal Executive Officer and Principal Financial Officer. We further note the language at the top of your Exhibit 31.2 certification indicates that Rebecca A. McDonald is your Principal Financial Officer. Please tell us and revise future filings to clearly indicate who is signing the certification as your

principal financial officer. Please also tell us how you have satisfied Item 601(B)(32) in providing the certification of your Principal Financial Officer as required under Section 906 of the Sarbanes-Oxley Act.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief